Exhibit 99.7

CONSENT OF EXPERT

The undersigned hereby consents to all references to him as a non-independent qualified person included in or incorporated by reference in the Registration Statement on Form F-10 filed by Platinum Group Metals Ltd. (File No. 333-213985), and any amendments or supplements thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended.

“R. Michael Jones”
R. Michael Jones
Date: October 19, 2016